EXHIBIT 21.1

Subsidiaries of LogicVision, Inc.

Name of subsidiary	State or country in which organized
LogicVision International, Inc.	State of Delaware
LogicVision Europe Limited	United Kingdom
LogicVision (Canada) Inc.	Canada
LogicVision Japan KK	Japan
LogicVision India Private Limited	India